Exhibit 99.134

RECEIPT

ImmunoPrecise Antibodies Ltd.

This is the receipt of the British Columbia Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated December 11, 2020 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 14, 2020

Maggie Zhang

Maggie Zhang, CPA, CA

Senior Securities Analyst, Corporate Finance

SEDAR Project Number 3131953

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2